                                UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 8)*




                            MYERS INDUSTRIES, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                                    Common
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  628464109
  -----------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following if a fee is being paid with this statement ___.   (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 4 pages

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                                                13G

 CUSIP NO. 628464109                                                                PAGE 2 OF 4 PAGES

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|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |  STEPHEN E. MYERS                                                                                 |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     | INAPPROPRIATE                                                                           (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | UNITED STATES OF AMERICA                                                                          |
|     |                                                                                                   |
|     |                                                                                                   |
|---------------------------------------------------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       | 1,308,235                                                       |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       | 199,475                                                         |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       | 1,308,235                                                       |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       | 199,475                                                         |
|---------------------------------------------------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 1,507,710                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                           |
|     | Not Applicable                                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     | 8.94%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |  IN                                                                                               |
-----------------------------------------------------------------------------------------------------------

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ATTACHMENT TO SCHEDULE 13G                             PAGE 3 OF 4
--------------------------


Item 1 (a)      Name of Issuer:         MYERS INDUSTRIES, INC.
Item 1(b)       Address of Issuer:      1293 SOUTH MAIN STREET
                                        AKRON, OHIO 44301

Item 2(a)       Name of Person Filing: STEPHEN E. MYERS
Item 2(b)       Address of Principal Business Office:
                53 AURORA STREET, HUDSON, OHIO 44236
Item 2(c)       Citizenship: UNITED STATES OF AMERICA
Item 2(d)       Title Class of Securities:  COMMON
Item 2(e)       CUSIP Number: 628464109

Item 3. This statement is filed pursuant to Rule 13d-1 (b) or 13d-2 (b) and the person filing is AN INDIVIDUAL.

Item 4.         Ownership.
Item 4(a)       Amount Beneficially Owned:  (SEE PAGE 2, No. 9)
Item 4(b)       Percent of Class: (SEE PAGE 2, NO. 11)
Item 4(c)       Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote: (SEE PAGE 2, NO. 5)
         (ii)   shared power to vote or to direct the vote: (SEE PAGE 2, NO. 6)
        (iii)   sole power to dispose or to direct the disposition of:
                (SEE PAGE 2, NO. 7)
         (iv)   shared power to dispose or to direct the disposition of:
                (SEE PAGE 2, NO. 8)

Item 5.         Ownership of Five Percent of Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Stephen E. Myers directly owns 1,226,204 shares; indirectly as trustee of the Louis S. and Mary Myers Foundation, 177,040 shares; indirectly as trustee of the Semantic Foundation, Inc., 20,600 shares; indirectly as trustee and custodian f/b/o S. Myers, 10,818 shares and 20,333 shares respectively; indirectly as a trustee f/b/o V. Myers, 45,425 shares; indirectly by C. Myers, his spouse, 1,835 shares, for which he disclaims beneficial ownership; and 5,455 as stock options currently or exercisable within 60 days.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:


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ATTACHMENT TO SCHEDULE 13G                              PAGE 4 OF 4
--------------------------

                NOT APPLICABLE.

Item 8.         Identification and Classification of Members of the Group.
                NOT APPLICABLE.

Item 9.         Notice of Dissolution of the Group.
                NOT APPLICABLE.

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Stephen E. Myers*
                                      ---------------------
                                        Stephen E. Myers


                *The undersigned, by signing his name hereto, does sign and execute this Schedule 13G on behalf of Stephen E. Myers pursuant to a Power of Attorney executed by such individual and previously filed with the Securities and Exchange Commission on or about February 14, 1989 with the original Schedule 13G.


                By:  /s/ Kevin C. O'Neil
                    --------------------------------
                    Kevin C. O'Neil
                    Brouse & McDowell
                    Attorney-in-Fact


                Dated: February 12, 1997